UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

Borders Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
099709107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:
Andrew G. Dietderich, Esq.
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000
May 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,999,817

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

27,999,817

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,999,817

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 88,965,637 shares of common stock of Borders Group, Inc. (the “Common Stock”). This figure is based on 71,563,800 shares of Common Stock outstanding as of May 21, 2010 as notified to the filing persons by Borders Group, Inc. plus warrants covering 17,401,837 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,999,817

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

27,999,817

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,999,817

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 88,965,637 shares of common stock of Borders Group, Inc. (the “Common Stock”). This figure is based on 71,563,800 shares of Common Stock outstanding as of May 21, 2010 as notified to the filing persons by Borders Group, Inc. plus warrants covering 17,401,837 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,481,370

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

17,481,370

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,481,370

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 88,965,637 shares of common stock of Borders Group, Inc. (the “Common Stock”). This figure is based on 71,563,800 shares of Common Stock outstanding as of May 21, 2010 as notified to the filing persons by Borders Group, Inc. plus warrants covering 17,401,837 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,999,817

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

27,999,817

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,999,817

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 88,965,637 shares of common stock of Borders Group, Inc. (the “Common Stock”). This figure is based on 71,563,800 shares of Common Stock outstanding as of May 21, 2010 as notified to the filing persons by Borders Group, Inc. plus warrants covering 17,401,837 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS BGP Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,415,059

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

10,415,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,415,059

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
5 This calculation is based on 88,965,637 shares of common stock of Borders Group, Inc. (the “Common Stock”). This figure is based on 71,563,800 shares of Common Stock outstanding as of May 21, 2010 as notified to the filing persons by Borders Group, Inc. plus warrants covering 17,401,837 shares of Common Stock.

This Amendment No. 12 (this “Amendment No. 12”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), (iv) William A. Ackman, a citizen of the United States of America, and (v) BGP Holdings Corp., a Delaware corporation (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Borders Group, Inc., a Michigan corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons.
As of May 21, 2010, as reflected in this Amendment No. 12, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 27,999,817 shares of Common Stock (approximately 31.5% of the outstanding shares) (the “Subject Shares”). This includes warrants covering 17,401,837 shares of Common Stock (the “Warrants”), which represents 9,550,000 Warrants received on April 9, 2008, 5,150,000 Warrants received on October 1, 2008 (each, as previously disclosed) and 2,701,837 Warrants received on May 21, 2010 as disclosed herein. The Reporting Persons own cash settled total return equity swaps covering 4,376,163 notional shares of Common Stock (as previously disclosed). The notional shares that underlie such swaps are not included in the totals set forth in the charts earlier in the Schedule 13D. The aggregate economic exposure of the Reporting Persons to shares of Common Stock, including the aggregate shares of Common Stock beneficially owned by the Reporting Persons plus the aggregate notional shares underlying such swaps, represents approximately 36.4% of the sum of the outstanding shares of Common Stock and the shares of Common Stock underlying the Warrants.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented, as follows:

On May 20, 2010, in anticipation of a Securities Purchase Agreement (the “Securities Purchase Agreement”) to be entered into between the Issuer and LeBow Gamma Limited Partnership (“LeBow”), BGP Holdings Corp., PSI, Pershing Square II, L.P. (“PSII”), the Issuer, and Computershare Inc. and Computershare Trust Company, N.A. (collectively, the “Warrant Agent”) entered into a letter agreement (the “Third Side Letter”) to amend the definition of the term “Change of Control Event” in the Warrant Agreement so as to allow the issuance of certain securities pursuant to the Securities Purchase Agreement and ancillary documentation without triggering the protections in the Warrant Agreement.
The Third Side Letter also confirms that, in accordance with the Warrant Agreement, BGP Holdings Corp., PSI and PSII will be issued (i) additional Warrants that are exercisable to acquire 2,701,837 shares of Common Stock, at an initial exercise price of $0.65 per share, subject to adjustment as provided in the Warrant Agreement, concurrently with the issuance to LeBow of 11,111,111 shares of Common Stock on or about May 21, 2010 as provided in the Securities Purchase Agreement; and (ii) Warrants that are exercisable to acquire 8,542,399 shares of Common Stock at an initial exercise price of $0.65 per share, subject to adjustment as provided in the Warrant Agreement, concurrently with the issuance to LeBow of a stock purchase warrant exercisable to acquire 35,130,000 shares of Common Stock or a stock appreciation right in lieu thereof.
The foregoing summary of the Third Side Letter and the transactions contemplated therein is not complete and is subject in its entirety to the Third Side Letter, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
As previously reported, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis. While none of the Reporting Persons has any present plan to acquire additional interests in the Issuer, one or more of them could determine, depending upon, among other things, current and anticipated future trading prices for the Issuer's securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, to dispose of interests in the Issuer.
Item 5. Interest in Securities of the Issuer
Items 5(a) and (b) and are hereby amended and restated in their entirety, as follows: (a), (b) Based upon information provided to the Reporting Persons by the Issuer, there were 71,563,800 shares of Common Stock outstanding as of May 21, 2010 (following the issuance of the LeBow Shares to LeBow), and together with the Warrants covering 17,401,837 shares of Common Stock, there were 88,965,637 shares of Common Stock outstanding. Based on the foregoing, the shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 31.5% of the shares of the Common Stock issued and outstanding as of the date hereof. The Reporting Persons own cash settled total return equity swaps covering 4,376,163 notional shares of Common Stock. The notional shares that underlie such swaps are not included in the totals set forth herein. The aggregate economic exposure of the Reporting Persons to shares of Common Stock, including the aggregate shares of Common Stock beneficially owned by the Reporting Persons plus the aggregate notional shares underlying such swaps, represents approximately 36.4% of the sum of the outstanding shares of Common Stock and the shares of Common Stock underlying the Warrants. Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of PSI and PSII (each of which has ownership interests in BGP Holdings Corp.), Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 17,481,370 shares of Common Stock (including the 17,401,837 shares of Common Stock underlying the Warrants) beneficially owned by PSI and PSII. BGP Holdings Corp. has the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 10,415,059 shares of Common Stock underlying the 10,415,059 Warrants it beneficially owns. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.
Items 5(c) is hereby supplemented, as follows:
(c) During the past 60 days, no transactions in shares of the Common Stock were affected by any Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby supplemented, as follows:
On May 20, 2010, BGP Holdings Corp., PSI, PSII, the Issuer and the Warrant Agent entered into the Third Side Letter, which is summarized in Item 4 above, is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits
Item 7 is hereby supplemented by adding the following exhibits:
Exhibit 99.1	Letter Agreement, dated May 20, 2010, between BGP Holdings Corp., Pershing Square, L.P., Pershing Square II, L.P., Borders Group, Inc., Computershare Inc. and Computershare Trust Company, N.A.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: May 21, 2010	PERSHING SQUARE CAPITAL MANAGEMENT, L.P. PS Management GP, LLC,
	By:	its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

BGP HOLDINGS CORP.

	By:	/s/ William A. Ackman
William A. Ackman
Authorized Representative